SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Marathon Petroleum Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

56585A102
(CUSIP Number)

Marc Weingarten, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 8, 2012
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56585A102	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,024,622 (including 796,745 Shares underlying options)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,024,622 (including 796,745 Shares underlying options)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 16,024,622 (including 796,745 Shares underlying options)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.5%
14	TYPE OF REPORTING PERSON* IA

CUSIP No. 56585A102	SCHEDULE 13D/A	Page 3 of 5 Pages

This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on January 19, 2012 (the "Original Schedule 13D" and together with this Amendment No. 1, the "Schedule 13D") with respect to the shares ("Shares") of common stock, par value $0.01 per share, of Marathon Petroleum Corporation, a Delaware corporation (the "Issuer"). This is the final amendment to the Schedule 13D and constitutes an "exit filing" for the Reporting Person.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The 16,024,622 Shares (including 796,745 Shares underlying options) reported herein by the Reporting Person were acquired at an aggregate purchase price of approximately $517.3 million. Such Shares were acquired with investment funds in accounts managed by the Reporting Person.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Person entered into the transactions set forth in Item 5(c) below in the course of managing its overall portfolio of equity holdings and currently intends to retain a significant interest in the Issuer’s Shares.  The Reporting Person has engaged in highly productive discussions with the Issuer’s management and continues to believe that the Shares represent an attractive investment opportunity given the demonstrated commitment of the Issuer’s board and management to creating shareholder value and the Issuer’s recently announced substantial share repurchase program and exploration of strategic alternatives for its midstream assets including separation through the creation of an MLP.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Paragraphs (a), (b), (c) and (e) to Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 356,518,305 Shares outstanding, which is the total number of Shares outstanding as of October 31, 2011, as reported on the Issuer’s Form 10-Q filed on November 9, 2011.

At the close of business on February 9, 2012, the Reporting Person may be deemed to beneficially own 16,024,622 Shares (including 796,745 Shares underlying options), constituting approximately 4.5% of the Shares outstanding.  Such options which are deemed to be beneficially owned include 796,745 European-style call options exercisable on February 17, 2012 at a strike price of $27.50 for a total of 796,745 Shares.

CUSIP No. 56585A102	SCHEDULE 13D/A	Page 4 of 5 Pages

(b) The Reporting Person has sole voting and dispositive powers over 16,024,622 Shares (including 796,745 Shares underlying options), which powers are exercised by the Principals.

(c) Information concerning transactions in the Shares effected by the Reporting Person since the filing of the Original Schedule 13D is set forth in Exhibit A hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in open market purchases on the New York Stock Exchange through various brokerage entities.

(e) February 8, 2012.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:	Transactions in the Issuer Since the Filing of the Original Schedule 13D.

CUSIP No. 56585A102	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2012

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	General Counsel

EXHIBIT A

Transactions in the Issuer

The following table sets forth all transactions in the Shares effected since the filing of the Original Schedule 13D by the Reporting Person. All such transactions were effected in the open market through brokers and the price per share is net of commissions.

Trade Date	Amount Purchased (Sold)	Price per Share ($)
02/01/2012	(958)	$ 40.93
02/01/2012	(413,336)	$ 40.94
02/01/2012	(294,521)	$ 41.00
02/01/2012	(107,000)	$ 41.22
02/01/2012	(284,185)	$ 41.50
02/02/2012	(93,900)	$ 42.71
02/02/2012	(6,100)	$ 42.77
02/03/2012	(20,000)	$ 43.77
02/03/2012	(150,000)	$ 43.78
02/06/2012	(25,000)	$ 43.99
02/06/2012	(36,938)	$ 44.34
02/06/2012	(234,197)	$ 44.58
02/07/2012	(84,610)	$ 44.49
02/08/2012	(6,500)	$ 44.75
02/08/2012	(98,118)	$ 44.77
02/08/2012	(6,500)	$ 44.79
02/08/2012	(98,118)	$ 44.81
02/08/2012	(1,507,300)	$ 44.85
02/08/2012	(242,700)	$ 44.91
02/09/2012	(75,000)	$ 44.86
02/09/2012	(2,700)	$ 44.98